SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Notification of Late Filing

Commission File Number  000-52601

(Check One)
❒ Form 10-K and Form 10-KSB            ❒Form 11-K               ❒ Form 20-F         ☒Form 10-Q and Form 10-QSB           ❒ Form N-SAR

For period ended     September 30, 2009

❒ Transition Report on Form 10-K and Form 10-KSB
❒ Transition Report on Form 20-F
❒ Transition Report on Form 11-K
❒ Transition Report on Form 10-Q and Form 10-QSB
❒    Transition Report on Form N-SAR

For the transition period ended    N/A

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________________________

PART I
REGISTRANT INFORMATION

Full name of registrant          Flex Fuels Energy, Inc.

Former name if applicable

              Address of principal executive office   14 South Molton Street

City, State and Zip Code    London, UK W1K 5QP

PART II
RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

x (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, –SAR, or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Due to unanticipated delays in finalizing our Quarterly Report, we are unable to file within the prescribed time period.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact with regard to this notification.

Scott Rapfogel, Esq.	(212)	400-6900

(Area Code)                                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☒Yes                     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
  ☒Yes                     ☐ No

              If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

For the three month period ended September 30, 2009 the registrant had a net loss of approximately $307,975 as compared to a net loss of approximately $1,280,573 for the three month period ended September 30, 2008.  The decrease in net loss was primarily attributable to the reduction in ongoing legal costs associated with the State and Federal Court actions as discussed in Part II, Item 1, “Legal Proceedings,” ($74,535 and $320,335 respectively as compared to $828,040 and $886,637  in the three and nine months period ended September 30, 2008), which was offset by an increase in Consultancy Fees of ($118,514 and $243,261 respectively as compared to $35,000 and $35,000 in the three and  nine month periods ended September 30, 2008).  The registrant had no revenues for the three month period ended September 30, 2009 and had no revenues for the three month period ended September 30, 2008.  For the three month period ended September 30, 2009 the registrant incurred a gain on discontinued operations of $33,178. For the three month period ended September 31, 2008 the registrant incurred a loss on discontinued operations of $370,345.  All prior comparisons have been changed to reflect the consolidated statement back to those items associated with the parent company.

Flex Fuels Energy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:  November 16, 2009

By:	/s/ Robert Galvin
Name: Robert Galvin
Title: Chief Financial Officer

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